Endeavour SILVER

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

Years Ended December 31, 2020 and 2019

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. ("the Company") have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with Canadian Securities Administrators and the US Securities and Exchange Commission, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee of the Board of Directors meets with management to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and management discussion and analysis; considers the report of the external auditor; assesses the adequacy of internal controls, including management's assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

March 1, 2021

/s/ Bradford Cooke	/s/ Dan Dickson
_____________________________________	_____________________________________
Chief Executive Officer	Chief Financial Officer

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 2

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Endeavour Silver Corp

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Endeavour Silver Corporation (the Company) as of December 31, 2020 and December 31, 2019, the related consolidated statements of comprehensive earnings (loss), cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated February 25, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 3

Endeavour Silver Corp

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of deferred tax assets

As discussed in notes 3(m) and 23(b) to the consolidated financial statements, the Company recognized deferred tax assets of $12,753 thousand as at December 31, 2020 relating to temporary differences and tax loss carryforwards in Mexico. The recoverability of these deferred tax assets is dependent on the generation of future taxable income. The Company uses forecasts of future taxable income based on forecasted cash flows in order to assess the probability that the deferred tax assets will be realized.

We identified the assessment of the recoverability of deferred tax assets as a critical audit matter.  The assessment of the recoverability of deferred tax assets involved subjective and complex auditor judgment because the forecast of future taxable income is complex and judgmental, and is based on significant assumptions, which include future commodity pricing, production data and operating and capital costs and the application of existing tax laws and regulations.

The primary procedures we performed to address this critical audit matter included the following. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s assessment of the recoverability of deferred tax assets, including controls over the assumptions and judgments used in the forecast of future taxable income. To assess the Company’s ability to estimate future taxable income, we compared the Company’s previous forecasts to actual results. To assess the Company’s estimate of future taxable income, we evaluated key assumptions used in the forecasts, including by comparing (1) future commodity prices to third party forecasts, and (2) future gold and silver production data and operating and capital costs to historical data, board approved budgets and life of mine plans. We performed a sensitivity analysis over the future commodity prices and production data to assess their impact on the Company’s determination that the deferred tax assets were realizable. We involved income tax professionals with specialized skills and knowledge in assessing the Company’s application of tax laws and regulations in Mexico.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 1994.

Vancouver, Canada
February 25, 2021

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 4

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Endeavour Silver Corp

Opinion on Internal Control over Financial Reporting

We have audited Endeavour Silver Corp’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and December 31, 2019, the related consolidated statements of comprehensive earnings (loss), cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Discussion and Analysis – Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 5

Endeavour Silver Corp

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
February 25, 2021

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2020	2019

ASSETS

Current assets
Cash and cash equivalents		$61,083	$23,368
Other investments	4	4,767	69
Accounts and other receivable	5	20,144	18,572
Income tax receivable		52	4,378
Inventories	6	16,640	13,589
Prepaid expenses		2,284	3,302
Total current assets		104,970	63,278

Non-current deposits		591	606
Deferred financing costs	15(b)	294	-
Non-current IVA receivable	5	2,676	2,048
Deferred income tax asset	23	12,753	7,136
Intangible assets	8	492	975
Right-of-use leased assets	9	861	1,337
Mineral properties, plant and equipment	10, 11	87,955	88,333
Total assets		$210,592	$163,713

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$27,764	$19,775
Income taxes payable		3,038	1,947
Loans payable	12	3,578	2,958
Lease liabilities	13	173	164
Total current liabilities		34,553	24,844

Loans payable	12	6,094	5,917
Lease liabilities	13	921	1,074
Provision for reclamation and rehabilitation	14	8,876	8,403
Deferred income tax liability	23	1,077	682
Total liabilities		51,521	40,920

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 157,924,708 shares (Dec 31, 2019 - 141,668,178 shares)	Page 9	517,711	482,170
Contributed surplus	Page 9	9,662	11,482
Retained earnings (deficit)		(368,302)	(370,859)
Total shareholders' equity		159,071	122,793
Total liabilities and shareholders' equity		$210,592	$163,713

Commitments and contingencies (Notes 10, 12, 13, 14, 23 and 24)

Subsequent events (Notes 10(d),10(e), 10(h) and 15(c))

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Rex McLennan	/s/ Bradford Cooke

Director	Director

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Years ended
		December 31,	December 31,
	Notes	2020	2019

Revenue	16	$138,461	$117,421

Cost of sales:
Direct production costs		74,101	100,482
Royalties	10 (a)(b)(d)	8,154	2,034
Share-based payments	15 (c)(d)	330	195
Depreciation, depletion and amortization		28,136	31,495
Write down of inventory to net realizable value	6	405	576
		111,126	134,782

Mine operating earnings (loss)		27,335	(17,361)

Expenses:
Exploration	17	9,756	12,001
General and administrative	18	12,715	9,980
Care and maintenance costs	19	5,233	-
Impairment of non-current assets, net	11	424	-
Severance costs		-	4,589
		28,128	26,570

Operating earnings (loss)		(793)	(43,931)

Finance costs	20	1,357	602

Other income (expense):
Write off of IVA receivable		-	(151)
Foreign exchange		(1,553)	101
Investment and other		2,649	579
		1,096	529

Earnings (loss) before income taxes		(1,054)	(44,004)

Income tax expense (recovery):
Current income tax expense	23	2,993	2,702
Deferred income tax expense (recovery)	23	(5,206)	1,360
		(2,213)	4,062

Net earnings (loss) and comprehensive earnings (loss) for the year		$1,159	$(48,066)

Basic earnings (loss) per share based on net earnings		$0.01	$(0.36)
Diluted earnings (loss) per share based on net earnings	15(g)	$0.01	$(0.36)

Basic weighted average number of shares outstanding		150,901,598	135,367,129
Diluted weighted average number of shares outstanding	15(g)	154,039,714	135,367,129

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(expressed in thousands of US dollars, except share amounts)

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2018		130,781,052	$459,109	$9,676	$(324,005)	$144,780

Public equity offerings, net of issuance costs	15 (b)	10,717,126	22,541	-	-	22,541
Exercise of options	15 (c)	170,000	520	(177)	-	343
Share-based compensation	15 (c)(d)	-	-	3,195	-	3,195
Expiry and forfeiture of options	15 (c)	-	-	(1,212)	1,212	-
Earnings (loss) for the year		-	-	-	(48,066)	(48,066)
Balance at December 31, 2019		141,668,178	$482,170	$11,482	$(370,859)	$122,793

Public equity offerings, net of issuance costs	15 (b)	13,804,530	25,206			25,206
Exercise of options	15 (c)	2,452,000	10,335	(3,425)		6,910
Share-based compensation	15 (c)(d)			3,003		3,003
Expiry and forfeiture of options	15 (c)			(875)	875	-
Expiry and forfeiture of performance share units	15 (c)			(523)	523	-
Earnings (loss) for the year					1,159	1,159
Balance at December 31, 2020		157,924,708	$517,711	$9,662	$(368,302)	$159,071

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of US dollars)

		Years ended
		December 31,	December 31,
	Notes	2020	2019

Operating activities
Net earnings (loss) for the year		$1,159	$(48,066)

Items not affecting cash:
Share-based compensation	15(c)(d)	3,003	3,195
Depreciation, depletion and amortization	8,9,10	28,863	32,050
Impairment of non-current assets, net	11	424	-
Deferred income tax expense (recovery)	23	(5,206)	2,358
Unrealized foreign exchange loss (gain)		(1,032)	(100)
Finance costs	20	1,357	602
Write off of IVA receivable		-	151
Write off of mineral properties		-	45
Write down of warehouse inventory		-	233
Write down of inventory to net realizable value	6	405	576
Loss on asset disposal		86	43
Loss (gain) on other investments	4	(233)	19
Net changes in non-cash working capital	21	10,138	(684)
Cash from (used in) operating activities		38,964	(9,578)

Investing activites
Proceeds on disposal of property, plant and equipment		190	11
Mineral property, plant and equipment expenditures	10	(25,539)	(21,519)
Intangible asset expenditures		-	(280)
Purchase of short term investments		(5,497)	-
Proceeds from disposal of marketable securities		1,032	-
Redemption of (investment in) non-current deposits		-	3
Cash used in investing activities		(29,814)	(21,785)

Financing activities
Repayment of loans payable	12	(3,229)	(1,343)
Repayment of lease liabities	13	(183)	(247)
Interest paid	12,13	(918)	(391)
Public equity offerings	15(b)	26,367	23,557
Exercise of options	15(c)	6,910	343
Share issuance costs	15(b)	(1,112)	(716)
Deferred financing costs		(294)	-
Cash from (used in) financing activites		27,541	21,203

Effect of exchange rate change on cash and cash equivalents		1,024	152

Increase (decrease) in cash and cash equivalents		36,691	(10,160)
Cash and cash equivalents, beginning of the year		23,368	33,376
Cash and cash equivalents, end of the year		$61,083	$23,368

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's year ended December 31, 2020.

The Board of Directors approved the consolidated financial statements for issue on February 25, 2021.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID 19 pandemic. Numerous health precautions were decreed, including the suspension of non essential businesses, with only essential services to remain open. As at March 31, 2020 mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Non essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities ceased in May 2020, when mining was declared an essential business by the Mexican government.

The Company implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, Endeavour is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

The Company's long term business could be significantly adversely affected by the effects of the COVID 19 pandemic. The Company cannot accurately predict the impact COVID 19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID 19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, on-going restrictions to mining and processing operations and drill programs, and other factors that will depend on future developments beyond the Company's control. In addition, the COVID-19 pandemic could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital. As of December 31, 2020, the Company held $61.1 million in cash and $70.4 million in working capital, the COVID-19 global pandemic is dynamic and given COVID-19 virus cases continue to rise at a significant rate across Mexico and globally, any future restrictions could have a material effect on the Company's financial position. Management believes there is sufficient working capital to meet the Company's current obligations, however the ultimate duration and severity of the COVID-19 pandemic is uncertain and could impact the financial liquidity of the Company.  The Company may be required to raise additional funds through future debt or equity financings in order to carry out its business plans.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group and no material accounting standards were adopted during the year. The Company has changed its presentation of concentrate treatment and refining costs of sales to presenting as a reduction in revenue. The prior period amounts have also been reclassified.

(a) Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity's functional currency are recorded at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss.

(b) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates and judgments are based on management's knowledge of the relevant facts and circumstances at the time, having regard to prior experience, and are continually evaluated.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ materially from those estimates.

Significant areas requiring the use of management judgment relate to the determination of mineralized reserves and resources, plant and equipment useful lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, valuations in business combinations and assumptions used in determining the fair value of share-based compensation.

Significant areas requiring the use of management estimates relate to the valuation of accounts receivable, inventory, mineral property, plant and equipment, impairment of non-current assets, provision for reclamation and rehabilitation, share capital and income taxes.

Critical judgments and estimates in applying policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Determination of ore reserves and resources

Judgments about the amount of product that can be economically and legally extracted from the Company's properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.  This process may require complex and difficult geological judgments to interpret the data.  The Company uses qualified persons (as defined by the Canadian Securities Administrator's National Instrument 43-101) to compile this data.

Changes in the judgments surrounding reserves and resources may impact the carrying value of mineral properties, plant and equipment (Note 10), reclamation and rehabilitation provisions (Note 14), recognition of deferred income tax amounts (Note 23), and depreciation, depletion and amortization (Note 8,9,10).

Estimating the quantity and /or grade of reserves and resources requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples.  Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends).  Changes in estimates can be the result of estimated future production differing from previous forecasts of future production, expansion of mineable ore through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineable ore.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

Review of asset carrying values and assessment of impairment (accounting policy Note 3h)

Management applies significant judgment in assessing each cash-generating unit and assets for the existence of indicators of impairment or impairment reversal at the reporting date.  Internal and external factors are considered in assessing whether indicators are present that would necessitate impairment testing.  Significant assumptions regarding commodity prices, operating costs, capital expenditures and discount rates are used in determining whether there are any indicators of impairment.  These assumptions are reviewed regularly by senior management and compared, when applicable, to relevant market consensus views.

If an indicator of impairment ore reversal exists, the asset's recoverable amount is estimated.  The recoverable amount is the greater of fair value less costs of disposal and value in use.  The determination of fair value less costs of disposal and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, future capital expenditures and appropriate discount rate for future cash flows.  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

Achievement of commercial production (accounting policy Note 3g).

Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins.  Significant judgment is required to determine when certain of the Company's assets reach this level.  Management considers several factors including: completion of a reasonable period of commissioning; consistent operating results achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries at or near expected levels; and the transfer of operations from development personnel to operational personnel has been completed.

Estimation of the amount and timing of reclamation and rehabilitation costs (accounting policy Note 3j)

Accounting for restoration requires management to make estimates of the future costs the Company will incur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with.  The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rate for discounting those future cash flows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows.  Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company.  Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

Taxes (Note 23)

Judgment is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet.  In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions.  These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes.  The resolution of these uncertainties may result in adjustments to the Company's tax assets and liabilities.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets.  Estimates of future taxable income are based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted.  In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets.  Deferred income tax assets are disclosed in Note 23.

Inventory (Note 6)

In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in progress.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

(c) Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than ninety days, or that are readily convertible into cash.

(d) Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are measured at fair value through profit and loss and carried at fair value. Unrealized gains and losses are recognized in profit or loss.

(e) Inventories

Work-in-process inventories, including ore stockpiles, are valued at the lower of production cost and net realizable value, after an allowance for further processing costs.  Finished goods inventory, characterized as doré bars or concentrate, is valued at the lower of production cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(f) Intangible assets

Intangible assets are initially recognized at cost if acquired externally, or at fair value if acquired as part of a business combination and have a useful life of greater than one year. Intangible assets which have finite useful lives are measured at cost less accumulated amortization and accumulated impairment.  Intangible assets that are assessed as having a finite useful life are amortized over their useful life on a straight-line basis from the date they become available for use and are tested for impairment if indications exist that they may be impaired.  The useful life is determined using the period of the underlying contract or the period over which the intangible asset can be expected to be used.

(g) Mineral properties, plant and equipment

Mineral properties, plant and equipment are stated at cost less accumulated depreciation, depletion and accumulated impairment losses. The cost of mineral properties, plant and equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.  Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

Development costs relating to specific properties are capitalized once management determines a property will be developed.  A development decision is made based upon consideration of project economics, including future metal prices, reserves and resources, and estimated operating and capital costs.  Capitalization of costs incurred, and proceeds received from the sale of goods produced during the testing phase ceases when the property is capable of operating at levels intended by management.

Exploration and evaluation costs are those costs required to acquire a mineral property and determine commercial feasibility.  These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.  The Company recognizes acquisition costs for exploration and evaluation properties as assets when acquired as part of a business combination or asset purchase.  All other exploration and evaluation costs are expensed as incurred until the technical feasibility and commercial viability of the property has been established and a development decision has been made.

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability.  Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral property costs within mineral properties, plant and equipment.  Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management's assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and amortized separately over their useful lives.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

Plant and equipment are recorded at cost and amortized using either the straight-line method at rates varying from 5% to 30% annually or amortized on a units of production method, based on proven and probable reserves.  The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(h) Impairment of Non-Current Assets

The Company's tangible assets are reviewed for indications of impairment or reversal of a previous impairment at each financial statement date. If an indicator of impairment or reversal exists, the asset's recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Management periodically reviews the carrying values of its exploration and evaluation assets with internal and external mining related professionals.  A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecast future metal prices, forecast future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration.  The Company does not set a pre-determined holding period for properties with unproven reserves.  However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are recognized in profit or loss in the period of abandonment or determination that the carrying value exceeds its fair value.  The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(i) Leases

Effective January 1, 2019, at inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which is composed of:

  The amount of the initial measurement of the lease liability
  Any lease payments made at or before the commencement date
  Any indirect costs incurred
  An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located
  Less any incentives received from the lessor

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease payments included in the measurement of the lease liability are composed of:

  Fixed payments, including in-substance fixed payments
  Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date
  Amounts expected to be payable under a residual value guarantee; and
  The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease payments exclude variable payments which are dependent on external factors other than an index or a rate. These variable payments are recognized directly in profit or loss. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimated amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

(j) Provision for Reclamation and Rehabilitation

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral properties, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset.  The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability.  The capitalized amount is amortized on the same basis as the related asset.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs, changes in the discount or inflation rates and for the accretion of discounted underlying future cash flows.  The unwinding of the effect of discounting the provision is recorded as a finance cost in profit or loss for the period.

(k) Revenue recognition

Revenue is generated from the sale of refined silver and gold or from the sale of these metals contained in doré or concentrate. Revenue for doré is recorded in the consolidated statement of comprehensive income gross of treatment and refining costs paid to counterparties under the terms of the sales agreements. Revenue for concentrate is recorded in the consolidated statement of comprehensive income net of treatment and refining costs paid to counterparties under the terms of the sales agreements. Revenue is recognized when control of the metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.  In determining whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include but are not limited to, whether: the Company has a present right to payment; the customer has a legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer controls the risks and rewards of ownership of the asset.

Revenue from metals in doré

The refiners who receive doré from the Company refine the materials on the Company's behalf.  The refiners transfer the refined product to our customers according to the Company's instructions. Refined metals are sold at spot prices with sales proceeds collected upon or within several days of the completion of the sales transaction.  Revenue from sale of doré is recognized at the time a metal sale is executed and the Company has irrevocably directed the refiner to deliver the refined metal to the customer.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

Revenue from metals in concentrate

Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale.  Revenue from the sale of concentrates is provisionally priced at the date control transfers.  On transfer, the Company recognizes revenue on a provisional basis based on current prices and at each period end, re-estimated prices based on forward market prices for the estimated month of settlement. The final selling price is subject to movements in metal prices up to the final settlement date.  Revenue is initially recognized based on the estimated mineral content then adjusted to final settlement adjustments. Final settlement periods range from two to six months after delivery of the product.

Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date, caused by changes in market metal prices, results in an embedded derivative in the related trade accounts receivable.  For each reporting period until final settlement, forward market prices are used to record revenue. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

(l) Share-based payments

The Company has a share option plan and performance share unit plan which are described in Note 15(c) and Note 15(d) respectively.  Equity-settled share-based payment awards to employees are measured by reference to the fair value of the equity instruments granted and are charged over the vesting period using the graded vesting method.  The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.  Equity-settled share-based payment awards to non-employees are measured at the fair value of the goods or services received as the goods or services are received, unless that fair value cannot be measured reliably, in which case they are measured by reference to the fair value of the equity instrument.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

Share-based compensation expense relating to cash-settled awards, including deferred share units and share appreciation rights which are described in Note 15(e) and Note 15(f), is recognized over the vesting period of the units based on the fair market value of the units. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the fair value.

(m) Income taxes

Income tax expense (recovery) comprises current and deferred tax.  It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable in respect of previous years.  The amount of current tax payable or receivable is the is the best estimate of the tax amount expected to be paid or received that reflects uncertainty relate to income taxes, if any.  It is measured using tax rates enacted or substantively enacted at the reporting date.  Current tax also includes any tax arising from dividends.

The Company follows the asset and liability method of accounting for deferred income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax losses carried forward.  Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date.  Deferred tax assets are recognized to the extent their recovery is considered probable based on their term to expiry and estimates of future taxable income.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improve.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

(n) Earnings per share

Basic earnings per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the period.  For all periods presented, net earnings available to common shareholders equals the reported net earnings.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(o) Business combinations

On a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) based on fair value at the date of acquisition.  When the cost of acquisition exceeds the fair values attributable to the Company's share of identifiable net assets, the difference is treated as purchased goodwill.  If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the profit or loss.  Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree.  Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of the acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future.  Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in profit or loss.

(p) Financial Instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes party to the contractual provisions of the instruments. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit and loss ("FVTPL").  Transaction costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial assets or when cash flows expire.  A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

On initial recognition, the Company classifies and measures financial assets as either fair value through profit and loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI") or amortized cost.  Subsequent measurement of financial assets depends on the classifications of such assets.  The basis of classification depends on an entity's business model and the contractual cash flows of the financial asset.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
  The contractual terms of the financial asset provide cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between the initial amount and the maturity amount, adjusted for any loss allowance.  Interest income is recognized using the effective interest method.

Fair value through other comprehensive income

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  The financial asset is held within a business model whose objective is achieved by both collecting the contractual cash flows and selling financial assets, and
  The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

Investments in equity instruments at FVTOCI are initially recognized at fair value.  Subsequently, they are measured at fair value, with gains and losses arising from changes from initial recognition recognized in OCI.  Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Fair value through profit and loss

By default, all other financial assets are measured at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis.  Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent that they are not part of a designated hedging relationship.  Determination of fair value is further described in Note 24.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.  An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities.  Equity instruments issued by the Company are measured at the proceeds received, net of direct issue costs.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method.

The Company's financial instruments are recognized as:

Assets
Cash and cash equivalents	Amortized cost
Trade and other receivables (other than derivatives)	Amortized cost
Trade receivables (derivative component)	FVTPL
Other investments	FVTPL

Liabilities
Accounts payable and accrued liabilities	Amortized cost
Loans payable	Amortized cost
Performance share units and Deferred share units	FVTPL

(q) Accounting standards issued not yet adopted during the year

On May 14, 2020, the International Accounting Standard Board (IASB) published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022.  The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

On August 27, 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2" with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021, with earlier application permitted. The Company does not anticipate that the adoption will have a material impact on its consolidated financial statements as the Company is not engaged in hedging activities and as at December 31, 2021 only had $2.0 million in equipment loans whose terms will require a replacement with an alternative benchmark rate.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

4. OTHER INVESTMENTS

	December 31	December 31
	2020	2019
Balance at beginning of the year	$69	$41
Investment in marketable securities, at cost	5,497	-
Disposals	(862)	-
Unrealized gain (loss) on marketable securities	63	28
Balance at end of the year	$4,767	$69

The Company holds $4,270 in marketable securities that are classified as Level 1 and $497 in marketable securities that are classified as Level 2 in the fair value hierarchy (Note 24) and are classified as financial assets measured at FVTPL.  The fair values of Level 1 marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. For Level 2 marketable securities, where there is not yet an active market for the securities as a listing on an exchange is pending, the fair value is determined based on the most recent observable transaction for those securities.  Changes in fair value of marketable securities are recognized in profit or loss.

5. ACCOUNTS AND OTHER RECEIVABLES

		December 31	December 31
	Note	2020	2019

Trade receivables (1)		$8,755	$6,722
IVA receivables (2)		9,666	10,572
Other receivables		1,721	1,277
Due from related parties	8	2	1
		$20,144	$18,572

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 24).

(2) The Company's Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These delays and denials have occurred within Compania Minera del Cubo ("El Cubo") and Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví,").  At December 31, 2020, El Cubo holds $978 and Guanaceví holds $7,714 in IVA receivables which the Company and its advisors have determined to be recoverable from tax authorities (December 31, 2019 - $3,810 and $6,628 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

As at December 31, 2020, the total IVA receivable of $12,342 (December 31, 2019 - $12,620) has been allocated between the current portion of $9,666, which is included in accounts receivable, and a non-current portion of $2,676 (December 31, 2019 - $10,572 and $2,048 respectively).  The non-current portion is composed of El Cubo and Guanacevi of $347 and $1,475 respectively, which are currently under appeal and are unlikely to be received in 2021.  The remaining $854 is IVA receivable for Terronera, which will not become recoverable until Terronera recognizes revenue for tax purposes.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

6. INVENTORIES

	December 31	December 31
	2020	2019

Warehouse inventory	$8,717	$8,342
Stockpile inventory(1)	3,982	2,477
Finished Goods inventory(2)	3,580	2,313
Work in process inventory	361	457
	$16,640	$13,589

(1) The stockpile inventory balance at December 31, 2020 is net of a write down to net realizable value of $254 for stockpile inventory held at the El Compas mine.

(2) The finished goods inventory balance at December 31, 2020 is net of a write down to net realizable value of $151 for finished goods inventory held at the El Compas mine.

7. RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis.  The charges for these costs totaled $4 for the year ended December 31, 2020 (December 31, 2019 - $8). The Company has a $2 net receivable related to these costs as of December 31, 2020 (December 31, 2019 - $1).

The Company was charged $255 for legal services for the year ended December 31, 2020 by a legal firm in which the Company's corporate secretary is a partner (December 31, 2019 - $215). The Company has $26 payable to the legal firm as at December 31, 2020 (December 31, 2019 - $33).

Key management personnel

The key management of the Company comprises executive and non-executive directors, members of executive management and the Company's corporate secretary.  Compensation of key management personnel was as follows:

	December 31	December 31
	2020	2019

Salaries and short-term employee benefits	$2,712	$2,624
Non-executive director's fees	185	82
Non-executive director's deferred share units	4,251	731
Share-based payments	2,713	2,836
	$9,861	$6,273

The non-executive directors' deferred share units are cash settled.  The recognized expense includes the fair value of new issuances of deferred share units during the period and the change in fair value of all outstanding deferred share units during the reporting period.  During the year ended December 31, 2020, the Company granted 376,814 (December 31, 2019 - 237,109) deferred share units with a fair value of $603 (December 31, 2019 - $539) at the date of grant. At December 31, 2020, there were 1,266,199 cash settled deferred share units outstanding with a fair value of $6,389 (December 31, 2019 - 889,385 outstanding with a market value of $2,138).

The amount disclosed for share-based payments is the expense for the year calculated in accordance with IFRS 2, Share-based payments for share options and performance share units (Notes 15(c) and (d)).  The fair values of these share-based payments are recognized as an expense over the vesting period of the award.  Therefore, the compensation expense in the current year comprises a portion of current year awards and those of preceding years that vested within the current year.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

8. INTANGIBLE ASSETS

	December 31,	December 31,
	2020	2019

Balance, beginning of the year	$975	$-
Additions	-	1,518
Amortization	(483)	(543)
Balance end of the year	$492	$975

Intangible assets represent computer software licenses, which are being amortized over their underlying contractual period of three years.  The expense has been included in depreciation, depletion and amortization expense in profit or loss.

9. RIGHT-OF-USE LEASED ASSETS

The Company has entered into operating leases to use certain buildings and equipment for its operations.  Upon adoption of IFRS 16, which became effective January 1, 2019 (see Note 3(i)), the Company was required to recognize right-of-use assets representing its right to use these underlying leased assets over the lease term.

A right-of-use asset is initially measured at cost, equivalent to its obligation recognized for payments over the term of the respective leases, and subsequently measured at cost less accumulated depreciation and impairment losses.

The following table presents the right-of-use assets for the Company:

	Note	Office premises	Plant	Vehicles	Total right-of-use assets

Balance at adoption on January 1, 2019		$1,091	$656	$88	$1,835
Additions		8		-	8
Adjustments			(22)		(22)
Transfers to mineral property, plant and equipment				(43)	(43)
Depreciation		(181)	(215)	(45)	$(441)
Balance December 31, 2019		$918	$419	$-	$1,337

Additions		28		-	28
Adjustments		3			3
Depreciation		(197)	(310)	-	$(507)
Balance December 31, 2020		$752	$109	$-	$861

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

10. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2018	516,227	102,501	66,255	12,344	12,234	709,561

Additions	18,040	1,509	10,292	612	1,101	31,554
Disposals	(45)	-	(71)	-	-	(116)

Balance at December 31, 2019	$534,222	$104,010	$76,476	$12,956	$13,335	$740,999

Additions	18,656	2,506	7,762	358	808	30,090
Disposals	-	(71)	(3,235)	-	(1,366)	(4,672)

Balance at December 31, 2020	$552,878	$106,445	$81,003	$13,314	$12,777	$766,417

Accumulated amortization and impairment

Balance at December 31, 2018	465,901	88,498	47,813	9,674	8,898	620,784

Amortization	23,862	3,698	2,970	186	1,184	31,900
Disposals	-	-	(18)	-	-	(18)

Balance at December 31, 2019	$489,763	$92,196	$50,765	$9,860	$10,082	$652,666

Amortization	18,676	4,472	4,471	306	1,286	29,211
Impairments, net	1,896	(1,782)	310	-	-	424
Disposals	-	(71)	(2,424)	-	(1,344)	(3,839)

Balance at December 31, 2020	$510,335	$94,815	$53,122	$10,166	$10,024	$678,462

Net book value
At December 31, 2019	$44,459	$11,814	$25,711	$3,096	$3,253	$88,333
At December 31, 2020	$42,543	$11,630	$27,881	$3,148	$2,753	$87,955

Included in Mineral properties is $14,504 in acquisition costs for exploration and evaluation properties (December 31, 2019 - $12,619).

The Company's Mexican operations are subject to an Environmental Royalty Tax of 0.5% of gross sales and in 2020, the Company recognized $692 in royalty expense for the Environmental Royalty (2019 - $631).

As of December 31, 2020, the Company has $955 committed to capital equipment purchases.

(b) Guanaceví, Mexico

In 2005, the Company acquired mining properties and related assets to the Guanaceví silver-gold mines located in the state of Durango, Mexico. Certain concessions in the district retained a 3% net proceeds royalty on future production.  In 2020, the Company had no royalty expense on these properties (2019 - $473).

These properties and subsequently acquired property concessions in the Guanaceví district are maintained with nominal property tax payments to the Mexican government.

On July 5, 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso properties from Ocampo Mining S.A. de C.V. ("Ocampo").  The Company has agreed to meet certain minimum production targets from the properties, subject to various terms and conditions, and pay Ocampo a $12 dollar fixed per tonne production payment plus a floating net smelter return ("NSR") royalty based on the spot silver price as follows:

• 4% NSR when the silver price obtained is less than or equal to $15 dollars per oz

• 9% NSR when the silver price obtained is greater than $15 dollars and up to $20 dollars per oz

• 13% NSR when the silver price obtained is greater than $20 dollars and up to $25 dollars per oz

• 16% NSR when the silver obtained is greater than $25 dollars per oz

Both properties cover extensions of the Guanaceví ore bodies with the El Porvenir concession adjacent to the Company's operating Porvenir Norte mine and the El Curso concession adjacent to the Company's Porvenir Cuatro mine. In 2020, the Company expensed $6,989 in per tonne production charges and royalties on these properties (2019 - $704).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

(c) Bolañitos, Mexico

In 2007, the Company acquired the exploitation contracts, mining properties and related assets to the Bolañitos silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(d) El Compas, Mexico

In 2016, the Company issued 2,147,239 common shares to Canarc Resource Corp. ("Canarc"), a related party company, and assumed Canarc's obligation to pay an aggregate of 165 troy ounces of gold (paid) to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc's wholly owned subsidiary, Oro Silver Resources Ltd., which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV ("Minera Oro Silver").

The 3,990 hectare El Compas project located in Zacatecas, Mexico includes 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty.  In 2020, the Company expensed $473 in royalties on these properties (2019 - $226).

Minera Oro Silver also holds a five-year lease, renewable in 2021 for an additional five years, on a 500 tonne per day ore processing plant located in Zacatecas, Mexico for a total annual lease cost of 1,632,000 Mexican Pesos (approximately $90), adjusted annually for inflation.  At acquisition, the plant was not operational and required significant capital investment to restore to an operational state. During 2018, the Company refurbished and commenced commissioning of the processing plant with commercial production achieved in Q1, 2019. Subsequent to December 31, 2020, the Company renewed the plant lease.

Acquisition of Veta Grande Properties

On April 24, 2017, the Company entered into a definitive agreement with Impact Silver Corp. ("Impact Silver") to acquire a 100% interest in Impact Silver's Veta Grande properties, located in the Zacatecas state, Mexico ("the agreement"). On June 5, 2017, Endeavour paid $500 through the issuance of 154,321 common shares.

Acquisition of Calicanto Properties

On July 21, 2016, the Company entered into a definitive agreement with Compania Minera Estrella de Plata SA de CV. ("Compania Minera Estrella") to acquire a 100% interest, subject to a 3% NSR, in Compania Minera Estrella's Calicanto properties, located in the Zacatecas state, Mexico.  On February 1, 2017, Endeavour completed the purchase with a payment of $400 and in 2018 exercised an option to purchase the 3% NSR for $45.

On September 8, 2017, the Company entered into a concession division agreement with Capstone Mining Corp. ("Capstone") whereby the Company has the right to explore and mine for precious metals above 2,000 metres above sea level on Capstone’s Toro del Cobre concessions, which is adjacent to Calicanto.  In return, the Company has granted Capstone the right to explore and mine for base metals below the elevation of 2,000 metres above sea level.  Capstone has granted the Company a 1% NSR on all Capstone base metal production from on Endeavour property and Endeavour has granted Capstone a 1% NSR on all Endeavour precious metal production on Capstone property.

(e) El Cubo, Mexico

In 2012, the Company acquired the exploitation contracts, mining properties and related assets to the El Cubo silver-gold mine located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.  The Company suspended mining operations at El Cubo on November 30, 2019 and the mine remains on care and maintenance.

On December 15, 2020, the Company signed a binding letter agreement to sell its El Cubo mine and related assets to VanGold Mining Corp. ("VanGold") for $15.0 million in cash and share payments plus additional contingency payments.

VanGold will pay $15.0 million for the El Cubo assets as follows:

  $0.5 million cash down-payment (received)
  $7.0 million cash on closing on or before March 17, 2021
  $5.0 million in VanGold common shares on closing - priced at CDN$0.30 per share for a total of 21,331,058 shares of VanGold
  $2.5 million in an unsecured promissory note due and payable within 12 months from closing
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

VanGold has also agreed to pay the Company up to an additional $3.0 million in contingent payments based on the following events:

  $1.0 million upon VanGold producing 3.0 million silver equivalent ounces from the El Cubo mill
  $1.0 million if the price of gold closes at or above US$2,000 dollars per ounce for 20 consecutive days within two years after closing
  $1.0 million if the price of gold closes at or above US$2,200 dollars per ounce for 20 consecutive days within two years after closing

Closing of the sale is subject to satisfaction of certain conditions including final due diligence by VanGold, financing and receipt of all requisite third party and regulatory approvals, including the acceptance of the TSXV on or before March 17, 2021, failing which either VanGold or the Company may terminate the agreement. If the tax lien on the assets (note 23(a)) is not removed on or before closing, VanGold shall be intitled to withhold from the purchase price an amount sufficient to remove the tax lien.

(f) Terronera, Mexico

In February 2013, the Company acquired a 100% interest in the Terronera project, located in Jalisco, Mexico. The Company is required to pay a 2% NSR royalty on any production from the Terronera properties.

On September 23, 2020, the Company entered into an option agreement to acquire a 100% interest in the La Sanguijuela property, located adjacent to the existing Terronera properties.  The agreement requires payments totaling $550 over a four-year period with the Company required to pay a 2% NSR on any production from the property.

These properties and subsequently acquired property concessions in the Terronera district are maintained with nominal property tax payments to the Mexican government.

(g) Acquisition of Parral Properties

On September 13, 2016, the Company entered into a definitive agreement with Silver Standard Resources Inc. ("Silver Standard") to acquire a 100% interest in Silver Standard's Parral properties, located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico.  On October 31, 2016, Endeavour paid $5,300 through the issuance of 1,198,083 common shares.

In addition, the Company committed to spending $2,000 (completed in 2018) in exploration on two of the properties (the San Patricio and La Palmilla properties) over the two-year period following the closing of the transaction. Silver Standard will also retain a 1% net smelter returns royalty on production from the San Patricio and La Palmilla properties.

(h) Guadalupe Y Calvo, Mexico

In 2012, the Company acquired the Guadalupe Y Calvo exploration project in Chihuahua, Mexico.

In 2014, the Company acquired the La Bufa exploration property, which is adjacent to the Guadalupe y Calvo exploration property in Chihuahua, Mexico.  The property is subject to a 2% net smelter return royalty on mineral production.

Subsequent to December 31, 2020, the Company granted an option to purchase the Guadalupe Y Calvo project to Ridgestone Mining Inc. ("Ridgestone") whereby Ridgestone has the right to acquire a 100% interest in the project through payments totaling $1.5 million over a 4 year period, issuing $1.75 million in shares, plus a requirement to spend $0.75 million in exploration expenditures.  The Company will retain a 2% NSR with a provision for Ridgestone to buy back the 2% NSR for $2.0 million prior to the commencement of commercial production.

These properties and subsequently acquired property concessions acquired by the Company in the district are maintained with nominal property tax payments to the Mexican government.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

(i) Exploration projects, Chile

Cerro Marquez - Las Palcas

In October 2016, the Company entered into an option agreement with Minera Cerro Marquez to acquire 100% interest in the Las Palcas project in Santiago, Chile for a total of $2.5 million to be paid over a four year period with the final payment of $2.3 million due in October 2020. The interest is subject to a net smelter return ("NSR") royalty of 2% with the Company entitled purchase the royalty for $1.2 million for each 1% of the NSR. In October 2020, the Company signed an addendum agreement and paid $0.2 to defer the final payment to October 2021. The addendum also extended by one year the Company's commitment to spend $1.5 million on exploration expenses in the property within forty-eight months from the date of the option agreement.

Aida Properties

In July 2018, the Company entered into an option agreement to acquire 100% interest in the Aida properties: Patricia II, Patricia III and SLM Ignacia located in Chile for a total of $3.2 million to be paid over a five year period.  The properties are subject to a 2% NSR with the right to buy the NSR for each of the properties for $2.0 million. Payments totaling $0.4 million for 2018 and 2019 have been made but the 2020 payment has been postponed until the Company receives certain permits.

Paloma Properties

In December 2018, the Company signed an option agreement to acquire up to a 70% interest in the Paloma project in Antofagasta province, Chile.  The Company can acquire its initial 51% interest by paying $0.75 million and spending $5.0 million over five years with the final payment due in 2023, followed by a second option to acquire 70% by completing a Preliminary Economic Assessment and a Preliminary Feasibility Study. The property is subject to a 2% NSR.

(j) Mineral property contingencies

The Company has entered into other non-material option agreements on exploration properties in Mexico and Chile.

Management believes the Company has diligently investigated rights of ownership of all its mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

11. IMPAIRMENT OF NON-CURRENT ASSETS

The recoverable amounts of the Company's CGUs, which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified.  In previous years, commodity price declines, changes in tax legislation and a reduction in reserves and resources led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGUs value in use.  The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

At December 31, 2020, the Company recognized a $2,576 reversal of a previous impairment of the Guanaceví Mine. An increase in the reserve and resource estimate and increase in precious metal prices were considered to be indicators of an impairment reversal. The updated Guanaceví mine plan, with updated assumptions and estimates, calculated on a discounted cash flow basis using a 6.1% discount rate, resulted in significantly higher cash flows compared to the Company's previous estimates.  Accordingly, the Company reversed the 2013 Guanaceví CGU impairment, limited to the carrying amount had no impairment been recognized in prior periods, net of depletion and amortization which would have been recognized in prior periods.

At December 31, 2020, the Company recognizes an impairment of the El Compas Mine Project.  A decrease in the resource estimate as at December 31, 2020 was considered to be an indicator of an impairment. The carrying value related to the El Compas CGU, excluding working capital and reclamation provision, was $5,972 which was greater than its estimated recoverable amount of $2,972, calculated on a discounted cash flow basis using a 6.1% discount rate.  The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment, the Company recorded an impairment charge related to the El Compas CGU of $3,000.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

The recoverable amounts of the Guanaceví and El Compas mines were determined based on their value in use, estimated utilizing a discounted cash flow model using a 6.1% discount rate. Assumptions used to determine the recoverable amounts of the CGUs include metal prices, changes in the amount of recoverable reserves and resources, production costs, future capital expenditures and discount rates. The discounted cash flow models are a Level 3 measurement in the fair value hierarchy.

For a discounted cash flow model, any modest decrease in any one key assumption in isolation could cause the estimated recoverable amount to be less than or equal to the net carrying value.

12. LOANS PAYABLE

	December 31,	December 31,
	2020	2019

Balance at the beginning of the year	$8,875	$-
Net proceeds from software and equipment financing	4,010	10,218
Finance cost	834	301
Repayments of principal	(3,229)	(1,343)
Repayments of finance costs	(834)	(301)
Effects of movements in exchange rates	16	-
Balance at the end of the year	$9,672	$8,875

Statements of Financial Position Presentation
Current loans payable	$3,578	$2,958
Non-Current loans payable	6,094	5,917
Total	$9,672	$8,875

The Company has entered into financing arrangements for software licenses totaling $1,086 and equipment totaling $13,142, with terms ranging from 1 year to 4 years.  The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 7.8%.

The equipment financing is secured by the underlying equipment purchased and is subject to various covenants and as at December 31, 2020 the Company was in compliance with these covenants.  As at December 31, 2020, the net book value of equipment includes $12.3 million (December 31, 2019 - $9.2 million) of equipment pledged as security for the equipment financing.

13. LEASE LIABILITIES

The Company leases office space and the El Compas plant. These leases are for periods of five to ten years. Certain leases include an option to renew the lease after the end of the contract term and/ or provide for payments that are indexed to local inflation rates.

The following table presents the lease obligations of the Company:

	December 31,	December 31,
	2020	2019

Balance at the beginning of the year	$1,238	$1,422
Additions	31	8
Interest	84	93
Payments	(267)	(339)
Effects of movement in exchange rates	8	54
Balance at the end of the year	1,094	1,238
Less: Current portion	(173)	(164)
Non-Current Lease Liabilities	$921	$1,074

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 27

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

The following table presents lease liability maturity - contractual undiscounted cash flows for the Company:

	December 31,	December 31
	2020	2019

Less than one year	$238	$240
One to five years	653	724
More than five years	425	586
Total at the end of the year	$1,316	$1,550

The following amounts have been recognized in Profit or Loss:

	Year ended	Year ended
	December 31, 2020	December 31, 2019

Interest on lease liabilities	$(84)	$(93)
Expenses related to short-term leases	$(388)	$(668)

As at December 31, 2020, the lease liabilities have a weighted-average interest rate of 7.3%.  For the year ended December 31, 2020, the Company recognized $84 in interest expense on the lease liabilities (December 31, 2019 - $93) and $388 related to short term rentals, primarily for rented mining equipment and employee housing (December 31, 2019 - $668).

14. PROVISION FOR RECLAMATION AND REHABILITATION

The Company's environmental permit requires that it reclaim certain land it disturbs during mining operations.  Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.  Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company's estimated obligations is $2,555 for the Guanaceví mine, $2,174 for the Bolañitos mine, $5,132 for the El Cubo mine and $167 for the El Compas development project.

The timing of cash flows has been estimated based on the mine lives using current reserves and the present value of the probability weighted future cash flows. The model assumes a risk-free rate specific to the liability of 2.25% for Guanaceví and Bolañitos, and 6.2% for El Cubo and El Compas and with an estimated inflation rate of 2.0% for Guanaceví and Bolañitos and 4.0% for El Cubo and El Compas.

Changes to the reclamation and rehabilitation provision balance during the year are as follows:

	Guanaceví	Bolañitos	El Cubo	El Compas	Total

Balance at December 31, 2018	$2,129	$1,804	$4,148	$114	$8,195

Accretion	53	44	101	10	208
Disturbance incurred during the year	-	-	-	-	-
Balance at December 31, 2019	$2,182	$1,848	$4,249	$124	$8,403

Accretion	39	30	296	9	374
Disturbance incurred during the year	-	99	-	-	99
Balance at December 31, 2020	$2,221	$1,977	$4,545	$133	$8,876

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 28

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

15. SHARE CAPITAL

(a) Management of Capital

The Company considers the items included in the consolidated statement of changes in equity as capital.  The Company's objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders.  As at December 31, 2020, the Company is not subject to externally imposed capital requirements.

(b) Public Offerings

In April 2018, the Company filed a short form base shelf prospectus that qualified for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities could be effected from time to time in one or more transactions at a fixed price or prices, which could be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market" ("ATM") distributions.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

During the year ended December 31, 2019, the Company issued 10,717,126 common shares under this ATM facility at an average price of $2.20 per share for gross proceeds of $23,557, less commission of $530. From January 1, 2020 to April 21, 2020, the Company issued the final 2,164,119 common shares under this ATM facility at an average price of $1.56 per share for gross proceeds of $3,367, less commission of $76.  From January 1, 2020 to April 21, 2020, the Company also recognized $147 of additional transaction costs related to this ATM financing as share issuance costs, which have been presented net of share capital (year ended December 31, 2019 - $484).

In April 2020 the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are ATM distributions.

On May 14, 2020, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., TD Securities, Roth Capital Partners, B. Riley FBR, Inc. and A.G.P./Alliance Global Partners (together, the "Agents").  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $23 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

From May 14, 2020 to September 30, 2020, the Company issued 11,640,411 common shares under this ATM facility at an average price of $1.98 per share for gross proceeds of $23,000, less commission of $564 and recognized $374 of transaction costs related to this ATM financing as share issuance costs, which have been presented net of share capital.

In total, during the year ended December 31, 2020, the Company issued 13,804,530 common shares under the combined ATM facilities at an average price of $1.91 per share for gross proceeds of $26,367, less commission of $640 and recognized $521 of transaction costs related to the ATM financings as share issuance costs, which have been presented net of share capital.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 29

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

On October 1, 2020, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co. LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley Securities Inc. and A.G.P./Alliance Global Partners (together, the “Agents”).  Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60 million on the New York Stock Exchange.  The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility and as at December 31, 2020 no common shares have been issued under this Facility. There is $0.3 million in deferred financing costs related to this facility.

(c) Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and re-ratified in 2018, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company's stock option plan and changes during the 2020 and 2019 years:

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2020		December 31, 2019
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Outstanding, beginning of the year	6,923,000	$3.74	5,987,800	$3.96
Granted	2,490,000	$2.22	1,759,000	$3.22
Exercised	(2,452,000)	$3.71	(170,000)	$2.65
Expired and forfeited	(982,700)	$2.73	(653,800)	$4.58
Outstanding, end of the year	5,978,300	$3.29	6,923,000	$3.74

Options exercisable at the end of the year	4,174,700	$3.67	5,614,300	$3.84

During the year ended December 31, 2020, the weighted-average share price at the date of exercise was CAN$5.56 (December 31, 2019 - CAN$3.24)

Subsequent to December 31, 2020, and additional 1,225,893 common shares were issued on the exercise of 1,493,900 options, with a weighted average exercise price of CAN$3.85 and a weighted average share price at the date of exercise of CAN$7.41.

The following table summarizes the information about stock options outstanding at December 31, 2020:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable

	Number	Weighted Average	Weighted Average	Number Exercisable	Weighted Average
	Outstanding	Remaining
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	December 31, 2020	(Number of Years)	Price	December 31, 2020	Price

$2.00 - $2.99	2,090,600	4.2	$2.15	657,600	$2.16
$3.00 - $3.99	1,896,200	2.9	$3.44	1,573,600	$3.49
$4.00 - $4.99	1,931,500	0.9	$4.31	1,931,500	$4.31
$5.00 - $5.99	60,000	4.7	$5.60	12,000	$5.60
	5,978,300	2.7	$3.29	4,174,700	$3.67

During the year ended December 31, 2020, the Company recognized share-based compensation expense of $1,787 (December 31, 2019 - $2,171) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Weighted-average fair value of option in CAN$	$1.02	$1.57
Risk-free interest rate	1.08%	1.75%
Expected dividend yield	0%	0%
Expected stock price volatility	61%	64%
Expected option life in years	3.82	3.83

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 30

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2020, the unvested share option expense not yet recognized was $637 (December 31, 2019 - $524) which is expected to be recognized over the next 21 months.

(d) Performance Share Units Plan

The Company has a Performance Share Unit ("PSU") plan whereby performance share units may be granted to employees of the Company. Under the PSU plan, vested PSUs are redeemable, at the election of the Board of Directors in its discretion, for Common Shares , a cash payment equal to the market value of a Common Share as of the redemption date, or a combination of cash and Common Shares.  The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the Company's total shareholder return peer group.  The maximum number of common shares authorized for issuance from treasury under the PSU plan is 2,000,000.

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
	Number of units	Number of units

Outstanding, beginning of year	1,219,000	616,000
Granted	882,000	603,000
Cancelled	(296,000)	-
Outstanding, end of period	1,805,000	1,219,000

There were 882,000 PSUs granted during the year ended December 31, 2020 (December 31, 2019 - 603,000).  The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria is based on the Company's share price performance relative to a representative group of other mining companies. 388,000 PSUs vest on May 3, 2021, 535,000 PSUs vest on March 3, 2022 and 882,000 PSUs vest on March 1, 2023.

During the year ended December 31, 2020, the Company recognized share-based compensation expense of $1,216 related to the PSUs (December 31, 2019 -$1,024).

(e) Deferred Share Units

The Company has a Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement.

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2020		December 31, 2019
	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price

Outstanding, beginning of year	889,385	$3.36	652,276	$3.48
Granted	376,814	$2.16	237,109	$3.02
Redeemed	-	-	-	-
Outstanding, end of period	1,266,199	$3.00	889,385	$3.36

Fair value at period end	1,266,199	$6.43	889,385	$3.13

During the year ended December 31, 2020, the Company recognized an expense on director's compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $4,251 (December 31, 2019 - $731) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years.  As of December 31, 2020, there are 1,266,199 deferred share units outstanding (December 31, 2019 - 889,385) with a fair market value of $6,389 (December 31, 2019 - $2,138) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 31

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

(f) Share Appreciation Rights

As part of the Company's bonus program, the Company may grant share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

	Year Ended		Year Ended
	December 31, 2020		December 31, 2019

	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price

Outstanding, beginning of year	312,000	$3.30	694,000	$3.99
Exercised	-	-	-	-
Cancelled	(312,000)	$3.30	(382,000)	$4.55
Outstanding, end of period	-	$0.00	312,000	$3.30

Exercisable at the end of the period	-	$0.00	312,000	$3.30

During the year ended December 31, 2020, the Company recognized an expense recovery related to SARs, which is included in operation and exploration salaries, wages and benefits, of $47 (December 31, 2019 -$25) based on the change in the fair value of the SARs granted in prior years.  As of December 31, 2020, there are no SARs outstanding (December 31, 2019 - 312,000) with a fair market value of $nil (December 31, 2019 - $47).

The SARs were valued using an option pricing model, which requires the input of highly subjective assumptions. The expected life of the SARs considered such factors as the average length of time similar grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of SARs granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the SAR grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the SARs. The Company amortized the fair value of SARs on a graded basis over the respective vesting period of each tranche of SARs awarded.

(g) Diluted Earnings per Share

	Year Ended
	December 31,	December 31,
	2020	2019

Net earnings (loss)	$1,159	$(48,066)
Basic weighted average number of shares outstanding	150,901,598	135,367,129
Effect of dilutive securities:
Stock options	1,333,116	-
Performance share units	1,805,000	-
Diluted weighted average number of share outstanding	154,039,714	135,367,129

Diluted earnings (loss) per share	$0.01	$(0.36)

As of December 31, 2020, there are 4,645,184 anti-dilutive stock options (December 31, 2019 - 6,789,075 stock options).

16. REVENUE

	Year Ended
	December 31,	December 31,
	2020	2019

Silver Sales (1)	$74,733	$66,054
Gold Sales (1)	65,554	55,670
Less: smelting and refining costs	(1,826)	(4,303)
Revenue	$138,461	$117,421

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 32

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

	Year Ended
	December 31,	December 31,
Revenue by product	2020	2019

Concentrate sales	$54,264	$71,916
Provisional pricing adjustments	1,238	806
Total revenue from concentrate sales	55,502	72,722
Refined metal sales	82,959	44,699
Total revenue	$138,461	$117,421

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.  As at December 31, 2020, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $716 (December 31, 2019 - $1,081) based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed.

17. EXPLORATION

	December 31	December 31
	2020	2019

Depreciation and depletion	$311	$238
Share-based compensation	184	554
Salaries, wages and benefits	2,918	3,201
Direct exploration expenditures	6,343	8,008
	$9,756	$12,001

18. GENERAL AND ADMINISTRATIVE

	December 31	December 31
	2020	2019

Depreciation and depletion	$202	$317
Share-based compensation	2,489	2,446
Salaries, wages and benefits	7,249	3,344
Direct general and administrative	2,775	3,873
	$12,715	$9,980

Salaries, wages and benefits includes a $4,251 expense of directors' deferred share units for the year ended December 31, 2020 (December 31, 2019 -$731) (See Note 15(e)).

19. CARE AND MAINTENANCE

December 31,
2020

Depreciation and depletion	$214
Salaries, wages and benefits	2,473
Direct general and administrative	2,546
$5,233

In November 2019, the Company suspended mining operations at the El Cubo mine. The mine has remained on care and maintenace and for the year ended December 31, 2020, the Company recognized an expense of $3,010.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 33

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID 19 pandemic, which included the suspension of non essential businesses, at which time mining was not considered to be essential. As of April 1, 2020 the Company temporarily suspended operations at the Guanacevi, Bolañitos and El Compas mines.  The suspension of activities ceased in May 2020, when mining was declared an essential business.  The Company recognized care and maintenance expense totaling $886 for the Guanacevi mine, $832 for the Bolañitos mine and $505 for El Compas mine during the suspension period.

20. FINANCE COSTS

		December 31	December 31
	Note	2020	2019

Accretion on provision for reclamation and rehabilitation	14	$374	$208
Interest on loans	12	834	301
Interest on lease liabilities	13	84	93
Other financing costs		65	-
		$1,357	$602

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended
	December 31,	December 31,
	2020	2019

Net changes in non-cash working capital:
Accounts receivable	$(2,200)	$391
Income tax receivable	4,326	1,209
Inventories	(2,003)	511
Prepaid expenses	969	(598)
Accounts payable and accrued liabilities	7,955	(94)
Income taxes payable	1,091	(2,103)
	$10,138	$(684)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$99	$-
Fair value of exercised options allocated to share capital	$3,425	$177
Fair value of capital assets acquired under finance leases	$28	$-

Other cash disbursements:
Income taxes paid	$1,643	$3,439
Special mining duty paid	$-	$1,670

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 34

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

22. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has three operating mining segments which are located in Mexico, Guanaceví, Bolañitos, and El Compas, the El Cubo mine which is on care and maintenance, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.  Exploration projects that are in the local district surrounding a mine are included in the mine's segment

December 31, 2020
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total

Cash and cash equivalents	$23,370	$489	$25,456	$6,069	$4,579	$1,120	$61,083
Other Investments	4,767	-	-	-	-	-	4,767
Accounts and other receivables	1,475	184	6,573	9,321	1,949	642	20,144
Income tax receivable	-	5	15	12	-	20	52
Inventories	-	-	9,252	4,645	2,461	282	16,640
Prepaid expenses	1,095	122	731	202	20	114	2,284
Non-current deposits	76	-	306	135	-	74	591
Deferred financing costs	294	-	-	-	-	-	294
Non-current IVA receivable	-	854	1,475	-	-	347	2,676
Deferred income tax asset	-	-	9,445	3,308	-	-	12,753
Intangible assets	11	88	134	135	78	46	492
Right-of-use leased assets	649	-	-	105	107	-	861
Mineral property, plant and equipment	309	16,104	40,386	24,445	3,584	3,127	87,955
Total assets	$32,046	$17,846	$93,773	$48,377	$12,778	$5,772	$210,592

Accounts payable and accrued liabilities	$11,008	$802	$10,547	$3,809	$1,018	$580	$27,764
Income taxes payable	4	-	2,367	667	-	-	3,038
Loans payable	439	-	3,105	6,128	-	-	9,672
Lease obligations	982	-	-	112	-	-	1,094
Provision for reclamation and rehabilitation	-	-	2,221	1,978	132	4,545	8,876
Deferred income tax liability	-	-	798	279	-	-	1,077
Total liabilities	$12,433	$802	$19,038	$12,973	$1,150	$5,125	$51,521

December 31, 2019
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total

Cash and cash equivalents	$13,065	$855	$7,372	$1,700	$353	$23	$23,368
Other Investments	69	-	-	-	-	-	69
Accounts receivables	1,068	2,568	4,574	6,999	4,819	2,922	22,950
Inventories	-	-	7,441	2,426	2,094	1,628	13,589
Prepaid expenses	905	1,029	619	572	25	152	3,302
Non-current deposits	76	-	305	151	-	74	606
Non-current IVA receivable	-	355	824	-	-	869	2,048
Deferred income tax asset	-	-	2,837	4,299	-	-	7,136
Intangible assets	28	160	269	224	137	157	975
Right-of-use leased assets	745	-	-	175	417	-	1,337
Mineral property, plant and equipment	380	13,064	34,006	19,757	17,106	4,020	88,333
Total assets	$16,336	$18,031	$58,247	$36,303	$24,951	$9,845	$163,713

Accounts payable and accrued liabilities	$6,729	$855	$7,079	$2,872	$1,403	$837	$19,775
Income taxes payable	368	-	696	840	-	43	1,947
Loans payable	774	-	2,058	6,043			8,875
Lease obligations	1,050	-	-	188	-	-	1,238
Provision for reclamation and rehabilitation	-	-	2,182	1,848	124	4,249	8,403
Deferred income tax liability	-	-	-	513	169	-	682
Total liabilities	$8,921	$855	$12,015	$12,304	$1,696	$5,129	$40,920

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 35

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
	Year ended December 31, 2020
Silver revenue	$-	$-	$65,501	$7,471	$1,761	$-	$74,733
Gold revenue	-	-	17,458	33,970	14,126	-	$65,554
Less: smelting and refining costs	-	-	-	(1,393)	(433)	-	$(1,826)
Total revenue	$-	$-	$82,959	$40,048	$15,454	$-	$138,461

Salaries, wages and benefits:
mining	$-	$-	$5,825	$3,660	$1,430	$-	$10,915
processing	-	-	1,846	1,275	916	-	4,037
administrative	-	-	2,721	2,434	1,142	-	6,297
stock based compensation	-	-	114	108	108	-	330
change in inventory	-	-	(239)	(172)	(219)	-	(630)
Total salaries, wages and benefits	-	-	10,267	7,305	3,377	-	20,949

Direct costs:
mining	-	-	18,324	9,108	3,914	-	31,346
processing	-	-	9,549	3,427	2,204	-	15,180
administrative	-	-	3,461	2,484	1,835	-	7,780
change in inventory	-	-	(794)	(420)	390	-	(824)
Total direct production costs	-	-	30,540	14,599	8,343	-	53,482

Depreciation and depletion:
depreciation and depletion	-	-	9,223	9,341	10,793	-	29,357
change in inventory	-	-	(438)	(394)	(389)	-	(1,221)
Total depreciation and depletion	-	-	8,785	8,947	10,404	-	28,136

Royalties	-	-	7,407	197	550	-	8,154
Write down of inventory to NRV	-	-	-	-	405	-	405

Total cost of sales	$-	$-	$56,999	$31,048	$23,079	$-	$111,126

Care and maintenance costs	-	-	886	832	504	3,011	5,233
Impairment (impairment reversal)	-	-	(2,576)	-	3,000	-	424

Earnings (loss) before taxes	$(12,976)	$(9,756)	$27,650	$8,168	$(11,129)	$(3,011)	$(1,054)

Current income tax expense (recovery)	-	-	2,007	918	68	-	2,993
Deferred income tax expense (recovery)	-	-	(5,811)	774	(169)	-	(5,206)
Total income tax expense (recovery)	-	-	(3,804)	1,692	(101)	-	(2,213)

Net earnings (loss)	$(12,976)	$(9,756)	$31,454	$6,476	$(11,028)	$(3,011)	$1,159

Costs associated with the suspension of operation activities due to COVID-19 have been recognized as care and maintenance costs.

The Exploration segment included $1,799 of costs incurred in Chile for the year ended December 31, 2020 (December 31, 2019 - $2,957).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 36

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
	Year ended December 31, 2019
Silver revenue	$-	$-	$36,062	$10,707	$1,743	$17,542	66,054
Gold revenue	-	-	8,638	21,703	10,589	14,740	55,670
Less: smelting and refining costs	-	-	-	(1,981)	(413)	(1,909)	(4,303)
Total revenue	$-	$-	$44,700	$30,429	$11,919	$30,373	$117,421

Salaries, wages and benefits:
mining	$-	$-	$7,331	$4,871	$468	$5,945	$18,615
processing	-	-	1,764	1,151	566	1,301	4,782
administrative	-	-	2,871	1,993	1,073	2,254	8,191
stock based compensation	-	-	49	49	48	49	195
change in inventory	-	-	(318)	414	53	192	341
Total salaries, wages and benefits	-	-	11,697	8,478	2,208	9,741	32,124

Direct costs:
mining	-	-	20,649	9,715	4,857	9,873	45,094
processing	-	-	7,843	3,384	1,763	2,942	15,932
administrative	-	-	2,699	1,308	672	2,402	7,081
change in inventory	-	-	(861)	906	92	309	446
Total direct production costs	-	-	30,330	15,313	7,384	15,526	68,553

Depreciation and depletion:
depreciation and depletion	-	-	13,869	3,609	6,835	6,960	31,273
change in inventory	-	-	227	22	(213)	186	222
Total depreciation and depletion	-	-	14,096	3,631	6,622	7,146	31,495

Royalties	-	-	1,410	181	291	152	2,034
Write down of inventory to NRV	-	-	-	-	576	-	576

Total cost of sales	$-	$-	$57,533	$27,603	$17,081	$32,565	$134,782

Severance costs	-	-	-	-	-	4,589	4,589

Earnings (loss) before taxes	$(10,053)	$(12,001)	$(12,833)	$2,826	$(5,162)	$(6,781)	$(44,004)

Current income tax expense (recovery)	-	-	551	1,879	137	135	2,702
Deferred income tax expense (recovery)	-	-	3,779	(3,170)	(130)	881	1,360
Total income tax expense (recovery)	-	-	4,330	(1,291)	7	1,016	4,062

Net earnings (loss)	$(10,053)	$(12,001)	$(17,163)	$4,117	$(5,169)	$(7,797)	$(48,066)

The prior period direct processing costs and total revenue have been presented to reflect a change to present revenue net of concentrate smelting and refining costs.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 37

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

23. INCOME TAXES

(a) Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6,200) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($2,100) in taxes, MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,200) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 9.1 million ($500) and inflationary charges of MXN 13.7 million ($700) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2020, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $595.  The Company continues to assess MSCG's settlement options based on on-going court proceedings and discussion with the tax authorities. The Company continues to assess that it is probable that its appeal should prevail, and the maximum estimated exposure is the amount of the above allowance.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2,900) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1,200) for taxes, MXN 21.0 million ($1,100) for penalties, MXN 10.4 million ($500) for interest and MXN 3.0 million ($100) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($700) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo has provided a lien on certain El Cubo mining concessions during the appeal process. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) has accumulated. The Company continues to assess that it is probable that its appeal will prevail, and no provision is required in respect of the Cubo assessment.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 38

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

(b) Deferred Income Tax Assets and Liabilities

Mexico operations	December 31,	December 31,
Deferred tax derived from income tax	2020	2019

Deferred income tax assets:
Tax loss carryforwards	$18,412	$7,648
Working capital	2,354	2,149
Deferred income tax liabilities:
Inventories	(1,875)	(1,326)
Mineral properties, plant and equipment	(6,138)	(1,335)
Other
Deferred income tax assets (liabilities), net	$12,753	$7,136

Mexico operations	December 31,	December 31,
Deferred tax derived from special mining duty	2020	2019

Deferred income tax liabilities:
Working capital	(230)	-
Mineral properties, plant and equipment	(624)	(169)
Other	(223)	(513)
Deferred income tax assets (liabilities), net	$(1,077)	$(682)

Prior year assets and liabilities have been reclassified.

(c) Income Tax Expense

	December 31,	December 31,
	2020	2019

Current income tax expense (recovery):
Current income tax expense in respect of current year	$1,053	$2,901
Special mining duty	1,989	-
Adjustments recognized in the current year in relation to prior years	(49)	(199)
Deferred income tax expense (recovery):
Deferred tax expense recognized in the current year	5,498	3,353
Special mining duty	1,646	(1,425)
Adjustments recognized in the current year in relation to prior years	(12,350)	(568)
Total income tax expense (recovery)	$(2,213)	$4,062

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 39

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2020	2019

Canadian statutory tax rates	27.00%	27.00%

Income tax expense computed at Canadian statutory rates	$(284)	$(11,881)
Foreign tax rates different from statutory rate	256	(4,831)
Change in tax rates	-	-
Withholding taxes, net of tax credits	9	664
Stock-based compensation	478	586
Foreign exchange	(153)	2,985
Inflationary adjustment	755	2,404
Other non-deductible items	1,451	2,493
Adjustments recognized in the current year in relation to prior years	92	(568)
Current year losses not recognized	3,990	13,331
Special mining duty Mexican tax	3,634	(1,121)
Recognition of previously unrecognized losses	(12,441)	-
Income tax expense	$(2,213)	$4,062

(d) Unrecognized Deferred Tax Assets

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been fully recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian, Chilean and certain Mexican tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2020.  When circumstances cause a change in management's judgement about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

	Loss Carry Forward	December 31,	December 31,
	Expiry	2020	2019

Unrecognized Mexico tax loss carry forward	2021-2030	$129,680	$131,032
Unrecognized Canada tax loss carry forward	2025-2030	6,752	$3,155
Unrecognized Chile tax loss carry forward	2021-2030	13,817	$11,989
Capital losses		12,561	$12,296
Reclamation provision		7,016	6,635
Exploration pools		6,172	-
Other Canada temporary differences		13,918	8,399

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 40

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

24. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at December 31, 2020, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	61,083	61,083	61,083
Other Investments	4,767	-	4,767	4,767
Trade and other receivables	8,755	11,389	20,144	20,144
Total financial assets	13,522	72,472	85,994	85,994

Financial liabilities:
Accounts payable and accrued liabilites	6,389	21,375	27,764	27,764
Loans payable	-	9,672	9,672	9,672
Total financial liabilities	6,389	31,047	37,436	37,436

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments are comprised of marketable securities.  When there is an active market are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, $4,270 of these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company's closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

Other investments are comprised of marketable securities.  When there is not an active market as a listing on an exchange is pending, the fair value is determined based on the most recently observable transaction for those securities.  As a result, $497 of these financial assets have been included in Level 2 of the fair value hierarchy.

Level 3:

The Company has no assets or liabilities included in Level 3 of the fair value hierarchy

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2020.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 41

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at December 31, 2020 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	4,767	4,270	497	-
Trade and other receivables	20,144	11,389	8,755	-
Total financial assets	24,911	15,659	9,252	-

Financial liabilities:
Deferred share units	6,389	6,389	-	-
Total financial liabilities	6,389	6,389	-	-

(b)  Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the manner in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts and accounts receivable.  Credit risk exposure on bank accounts  is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax ("IVA") receivables are generated on the purchase of supplies and services to produce silver and gold, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

The carrying amount of financial assets represents the Company's maximum credit exposure.

Below is an aged analysis of the Company's receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2020		December 31, 2019

Less than 1 month	$10,629	$-	$10,048	$-
1 to 3 months	7,491	-	4,083	-
4 to 6 months	239	-	1,109	-
Over 6 months	4,512	-	9,758	151
Total accounts receivable	$22,871	$-	$24,998	$151

At December 31, 2020, 75% of the receivables that were outstanding greater than one month were comprised of IVA and tax receivables in Mexico (December 31, 2019 - 93%) and 23% of the receivables outstanding greater than one month are pending finalizations of concentrate sales.

At December 31, 2020, an impairment loss of $nil relates to IVA receivable claims from prior years written off during the year (December 31, 2019 - $151).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  We manage our liquidity risk by continually monitoring forecasted and actual cash flows.  We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirement and development plans.  We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 42

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments at December 31, 2020:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	27,764				27,764
Income taxes payable	3,038				3,038
Loans payable	3,582	5,598	492		9,672
Lease liabilities	173	287	247	387	1,094
Provision for reclamation and rehabilitation	-	4,673	1,978	2,225	8,876
Capital expenditure commitments	955				955
Operating leases	135	219	219	283	856
Total contractual obligations	35,647	10,777	2,936	2,895	52,255

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, commodity price risk and equity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The US dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31st are as follows:

	December 31, 2020		December 31, 2019
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial assets	$9,383	$18,920	$923	$21,301
Financial liabilities	(8,512)	(14,036)	(3,562)	(12,098)
Net financial assets (liabilities)	$871	$4,884	$(2,639)	$9,203

Of the financial assets listed above, $3,192 (2019 - $25) represents cash and cash equivalents held in Canadian dollars and $4,590 (2019 - $3,140) represents cash held in Mexican Pesos. The remaining cash balance is held in US dollars.

As at December 31, 2020, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would reduce net earnings by $41 due to these financial assets and liabilities.

As at December 31, 2020, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $233 due to these financial assets and liabilities.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors.  The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  Revenue from the sale of concentrates is based on prevailing market prices which is subject to adjustment upon final settlement. For each reporting period until final settlement, estimates of metal prices are used to record sales.  At December 31, 2020 there are 43,026 ounces of silver and 3,179 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at December 31, 2020, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $716.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 43

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2020 and 2019 (expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775 1-877-685-9775 Facsimile: (604) 685-9744 Website: www.edrsilver.com

DIRECTORS	Geoff Handley Margaret Beck Ricardo Campoy Bradford Cooke Rex McLennan Kenneth Pickering Mario Szotlender

OFFICERS

Bradford Cooke - Chief Executive Officer

Donald Gray - Chief Operating Officer

Dan Dickson - Chief Financial Officer

Nicholas Shakesby - Vice President, Operations

Luis Castro - Vice-President, Exploration

Dale Mah - Vice-President, Corporate Development

Christine West - Vice-President, Controller

Bernard Poznanski - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP 19th Floor - 885 West Georgia Street Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 44